[First American Financial Corporation Letterhead]

February 12, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First American Financial Corporation
Registration Statement on Form 10
File No. 001-34580
Filed December 14, 2009

Dear Mr. Riedler:

This letter responds to your letter, dated January 12, 2010, regarding the Registration Statement on Form 10 (the “Form 10”) of First American Financial Corporation (the “Company”) filed on December 14, 2009. The Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response. Page references in our responses are to the revised information statement filed as Exhibit 99.1 to Amendment No. 1, unless otherwise noted.

Form 10 filed December 14, 2009

General

Comment 1

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response 1

We acknowledge your comment. Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 2

We note your statements throughout the information statement that the terms of certain agreements have not yet been determined but will be described in the document prior to the effective time of the filing. Please note that we will not be in a position to declare the filing effective until we have reviewed such disclosure.

Response 2

We acknowledge your comment.

Exhibits, page 3

Comment 3

Please file as an exhibit to the registration statement a list of subsidiaries, as required by Item 601(b)(21) of Regulation S-K.

Response 3

A list of the Company’s subsidiaries has been filed as an exhibit to the Form 10.

Comment 4

Please confirm that you will file as an exhibit to the registration statement a copy of the $23 million promissory note which InfoCo is expected to issue to FinCo which approximates the unfunded portion of the First American pension plan, once finalized.

Response 4

We advise you that a copy of the promissory note to be issued by InfoCo to FinCo will be filed as an exhibit to a future pre-effective amendment to the Form 10.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 5

Please file as an exhibit to the registration statement copies of the notes receivable between the company and First American totaling $192.9 million at December 31, 2008.

Response 5

Copies of the notes receivable between the Company and The First American Corporation have been filed as exhibits to the Form 10.

Exhibit 99(a) Information Statement

General

Comment 6

Please provide an analysis supporting your determination that the distribution of First American Financial Corporation shares will be pro-rata even though cash will be paid in lieu of fractional shares, possibly reducing the relative interests held by those shareholders who receive cash in relation to those who do not have fractional shares to be cashed out. See Staff Legal Bulletin No. 4.

Response 6

Staff Legal Bulletin No. 4 states that a distribution is pro rata if the parent stockholders have the same proportionate interest in the parent and the subsidiary before and after the spin-off. We intend to set the distribution ratio at a level that will cause any variation in the proportionate interests of stockholders before and after the distribution (due to the lack of fractional share issuances) to be immaterial. Furthermore, the Company will handle fractional shares in a manner that satisfies each of the conditions specified in Section 6 of Staff Legal Bulletin No. 4. Specifically, as stated in page 32 of Amendment No. 1:

“First American will not distribute any fractional shares to you. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by InfoCo or FinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either InfoCo or FinCo.”

Mr. Jeffrey P. Riedler

February 12, 2010

For these reasons, we believe that the distribution will satisfy the pro rata requirement set forth in Staff Legal Bulletin No. 4.

Comment 7

Please disclose your basis or the source of the information contained in the following statements:

Response 7

•

“Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $736.7 million in statutory surplus capital as of September 30, 2009, the highest amount in the industry.” (Emphasis added) (Page 2);

This statement is based on a review of publicly available quarterly statutory financial statements for September 30, 2009, which are filed with applicable insurance regulatory agencies and indicate that the next highest statutory surplus amount for any individual title insurance underwriter as of that date was $418.0 million maintained by Chicago Title Insurance Company.

•	“We have been a leader in the title industry for more than a century.” (Page 2);

This statement is supported by the Company’s longevity, its national and international growth, the size and complexity of the title and related real estate transactions it has insured, procedural and technological advancements, as well as many other industry-leading innovations undertaken by the Company throughout its 120-year history. Internal publications are available that set forth this history in detail. Certain highlights are as follow:

The Company traces its history to 1889, when two abstract firms first opened in Orange County, California. These two firms merged in 1894 to form Orange County Title the immediate predecessor to First American Title Insurance Company. Orange County Title was one of the original founding members of the California Land Title Association (CLTA), as evidenced by CLTA’s Constitution dated September 3, 1907. From 1894 to 1957, Orange County Title operated in Orange County, California, before methodically expanding throughout the rest of California, and in 1924, it became one of the first abstract companies in California to qualify to issue policies of title insurance.

Mr. Jeffrey P. Riedler

February 12, 2010

In 1957, the board of directors authorized an expansion plan with the intent of becoming a powerhouse in the Southern California market. However, the decision to provide services where its existing customers had operations soon led the Company far beyond California’s borders. In 1963, the Company changed its name to First American to reflect its plans for national expansion.

Much of the Company’s growth resulted from the acquisition of companies in other geographies with origins dating back to the 19th century. A sampling of these acquisitions include: Michigan-based Burton Abstract and Title Company, which traces its roots to 1866; Land Title Insurance Company of St. Louis, which began as an abstract company in 1880; Washington, D.C.-based Columbia Real Estate Title Insurance Company, which dates back to 1881; Massachusetts Title Insurance Company, established in 1885; Pioneer Abstract & Guarantee Co. in El Paso, Texas, which was founded in 1890; and Arizona Abstract Company, which opened for business in 1892; to name a few.

First American’s international expansion is discussed below in response to your request for support of our statement regarding our international operations, and is further indicia of First American’s leadership in the title industry.

First American’s EAGLE Policy, which offers expanded coverage for residential home buyers and lenders, has become the market standard in the U.S. real estate market, evidenced by the American Land Title Association patterning its Homeowner’s Policy of Title Insurance after First American’s EAGLE Policy.

First American has also taken the lead in accumulating the core title information databases necessary to complete title searches and examinations. Through Data Trace, it owns the nation’s largest managed title information database; and its Data Tree subsidiary is the nation’s largest repository of imaged recorded property documents.

In 2002, the Company completed the national rolled out of its FAST Transaction System, the industry’s first enterprise-wide, fully integrated, Internet-based, title and escrow operating system. The FAST Transaction System is one of the largest Microsoft application databases, permitting more than 10,000 users simultaneous access to data.

In addition, we believe the Company was the first to, among other things, offer aircraft, vessel, and vehicle title insurance protection; provide lenders with protection for the attachment, perfection, and priority of their security interests in loan collateral in transactions governed by the Uniform Commercial Code through the development of its EAGLE 9 UCC Insurance Policy; provide market research data for land development projects and provide explanatory material in foreign languages.

Finally, we believe the policies issued by the Company, as to their quantity, size, and complexity, rival those of any other title insurer.

Mr. Jeffrey P. Riedler

February 12, 2010

•	“Over the last decade we have been both an industry and a marketplace leader in global production.” (Page 2);

We provide the following chronology in support of this statement: In 1999 we acquired an image processing company in India which was staffed by over two hundred employees. In 2000, we expanded our offshore capabilities into the Philippines. We believe, based on our experience in those countries at the time and our general knowledge of the activities of our competitors, that we were the first to maintain large scale imaging and title production capabilities within those countries or anywhere outside of the United States and that the rate of growth of our global resources since that time exceeds that of our competitors. By the end of 2004 there were nearly 5,000 individuals dedicated to our business off-shore, which grew to nearly 10,000 individuals by 2006. We do not believe that our competitors did then, or do now, maintain global resources of a comparable magnitude.

With respect to marketplace leadership, while there were companies in other industries, including the healthcare industry, that maintained offshore resources in 1999, we believe that we qualify as a marketplace leader in global production based on the early development and rapid scaling of our global resources relative to companies in other industries generally.

•

“Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed.” (Page 4).

We provide the following chronology in support of this statement: In 1984 we began offering products and services internationally through our expansion into the United Kingdom. In 1991, we entered the Canadian market. Our belief is that we were the first title insurance company to do a significant amount of business in Canada, which is substantiated by Canadian regulatory filings and American Land Title Association (ALTA) statistics. Since that time we have expanded into Australia, New Zealand, Hong Kong, Korea, Chile, China, Mexico and several European nations, among others. Currently, we are authorized to do business in 39 countries and have partnered with other entities authorized to do business in additional countries. Based on our experience in these countries and our general knowledge of our domestic competitors’ activities, we believe that we were the first company in our industry to offer our products and services internationally on a meaningful scale and that our current international offerings are broader than those of any such competitor.

Given that processes surrounding real estate transfer and mortgage origination vary from country to country, as we have entered new countries we have adapted our products and services to match the given country’s processes. In some countries, our discussions with lenders and other real estate professionals operating within the country have resulted in these parties changing their processes to incorporate and rely upon our services, thus establishing a market for our products and services that, to our knowledge, did not previously exist.

Mr. Jeffrey P. Riedler

February 12, 2010

Risk Factors, page 11

Comment 8

“Unfavorable economic or other conditions could cause FinCo to write off a portion of the goodwill and other intangible assets.” page 11

Please revise your disclosure to include the amount of goodwill you will be carrying after the separation transaction, as reflected in the pro-forma financial statements.

Response 8

Page 12 of Amendment No. 1 has been revised accordingly to add the expected goodwill balance based on our current pro-forma financial statements.

Comment 9

“A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position.” page 12

Please revise your disclosure to include the current ratings of your title insurance operations issued by each of the major ratings agencies.

Response 9

The current financial strength ratings from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Inc. for First American Title Insurance Company, our principal title insurance underwriter, are A3, BBB+ and A-, respectively. We have not included these ratings in the risk factor disclosure because we believe the inclusion of these solid ratings would detract from the risk being disclosed and thereby reduce the efficacy of the risk factor.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 10

Please revise your disclosure to include a discussion comparing the current statutory surplus maintained by your title insurance underwriters to the current level of statutory surplus they are required to maintain.

Response 10

Statutory surplus for First American Title Insurance Company is, as noted in response 7 above, the highest of any title insurance underwriter in the industry and significantly exceeds the minimum amount required by the State of California, which is only $500,000. Given the modest level of surplus required by the state, we do not think the amount of the difference between current surplus levels and the statutory minimum required by the state would be meaningful to investors.

Comment 11

“Failures at financial institutions at which we deposit funds could adversely affect FinCo.” page 12

Please expand your disclosure to discuss any financial institutions you have funds on deposit with that have been experiencing financial difficulties.

Response 11

Our cash management procedures include monitoring the financial stability of financial institutions at which we maintain significant levels of deposits and adjusting the level of deposits accordingly. We advise you that no such financial institutions are currently experiencing financial difficulties that we consider to pose a significant risk of material loss with respect to our deposits. Consequently, we believe that no additional disclosure is warranted.

Comment 12

“Changes in government regulation could prohibit or limit FinCo’s operations or make it more burdensome to conduct such operations.” page 12

We note your statement on page 12 that “efforts by governmental agencies to cause customers to refrain from using” your products or services is a risk the company faces. Please revise your disclosure to discuss any governmental agency actions you may be anticipating and how you believe such actions may affect your operations.

Response 12

We advise you that the Company is not aware of any pending legislation or governmental regulation that would prohibit our operations or make them materially more burdensome, or any governmental agency action to cause customers to refrain from using our products or services. Nonetheless, the Company operates in highly regulated industries, and we believe that we are subject to an ongoing risk of changes in governmental regulation which should be disclosed in our risk factors.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 13

“Scrutiny of businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo’s operations and financial condition.” page 12

Please revise your disclosure to discuss all inquiries or proceedings by governmental agencies to which the company has been subject since 2007 and all practices that the company has ended or modified in anticipation of or reaction to increased governmental scrutiny. Please also discuss how this has affected your ability to generate revenue, cash flow and/or income.

Response 13

As a participant in regulated industries, the Company is regularly subject to inquiries and proceedings involving governmental agencies. In our opinion, none of these inquiries or proceedings, or changes in the Company’s practices in connection therewith, are now or have been since 2007 material to the Company. In addition, none of the investigations have resulted in changes to business practices that caused a material impact on revenues, cash flows and/or income of the Company. Nonetheless, we operate in regulated industries and believe we are subject to an ongoing risk of governmental inquiries and proceedings, which should be disclosed in our risk factors.

Comment 14

“After the separation, FinCo will be responsible for First American’s pension plan, which is currently underfunded.” page 13

Please revise your disclosure to quantify the unfunded pension liability discussed in this risk factor, as of the latest balance sheet date.

Response 14

Page 13 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 15

“Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo’s results of operations.” page 14

Please revise your disclosure to state the actual decrease in premiums generated from commercial real estate transactions since 2006.

Response 15

Page 14 of Amendment No. 1 has been revised accordingly.

Comment 16

“The separation transaction could give rise to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen.” page 16

Please revise your disclosure to discuss in what areas you anticipate InfoCo will compete with FinCo after the separation transaction. Please be sure to discuss any policies that will be in place after the transaction to regulate this competition, or, if no such regulations will be in place, please provide an appropriate statement to that affect.

Response 16

Page 16 of Amendment No. 1 has been revised accordingly.

Comment 17

“FinCo will be responsible for a portion of First American’s contingent and other corporate liabilities, primarily those relating to stockholder litigation.” page 16

Please provide your analysis which led to your determination not to disclose the information specified in Item 103 of Regulation S-K as to the consolidated securities litigation discussed in this risk factor. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

Mr. Jeffrey P. Riedler

February 12, 2010

Response 17

The consolidated securities litigation referred to in the risk factor would include both matters known at this time and matters that could arise following the separation, in both cases where the liability is not allocated exclusively to either InfoCo or FinCo. With respect to known matters, we advise you that the consolidated securities litigation referred to in the risk factor primarily involves claims for damages wherein amounts involved, exclusive of interests and costs, do not exceed 10% of the Company’s current assets. Further, in our opinion, the matters do not involve significant damage to the Company’s reputation, limitations on the Company’s ability to carry out its business or generate revenue, or other qualitative factors that would render the matters material. Accordingly, pursuant to Instruction 2 to Item 103 of Regulation S-K, the Company believes that no additional disclosure is warranted.

Comment 18

“FinCo will share responsibility for certain of its and InfoCo’s income tax liabilities for tax periods prior to and including the distribution date.” page 16

Please revise your disclosure to quantify the “proposed tax adjustments” which you are reviewing and contesting at this time.

Response 18

Page 17 of Amendment No. 1 has been revised accordingly.

Comment 19

“FinCo may desire to satisfy its cash requirements with the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value.” page 18

Please revise your disclosure to discuss the potential adverse tax consequences of holding the InfoCo shares for more than five years.

Response 19

We have revised our disclosure to discuss the potential adverse tax consequences of holding the InfoCo shares for more than five years via a cross-reference to the following additional disclosure contained in the section “Relationship with InfoCo - Tax Sharing Agreement” on page 98 of the Amendment No. 1:

“The IRS private letter ruling includes the representation that FinCo will dispose of the InfoCo shares it receives within five years after the separation. In the event that the InfoCo shares are held longer than five years, it is possible that the IRS may determine upon audit that the distribution or the internal related transactions could be treated as taxable to First American and/or its shareholders. If, as a result of FinCo’s failure to comply with this or any other of its representations in its private letter ruling, the IRS were to determine that the distribution or the internal transactions were taxable, FinCo would be responsible for all taxes imposed on either FinCo or InfoCo due to such failure under the terms of the Tax Sharing Agreement.”

Mr. Jeffrey P. Riedler

February 12, 2010

Special Note About Forward-Looking Statements, page 21

Comment 20

We advise you that because you are not yet a reporting company you are not eligible for the safe-harbor afforded by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please eliminate all references to these sections in the filing.

Response 20

We believe the law is unsettled as to whether, in the context of a Form 10 filed with respect to a spin-off, we are entitled to the benefit of the safe harbor. Accordingly, in order to retain our ability to argue in court that the safe harbor applies should the issue arise in litigation, we respectfully request to include the safe harbor language in the filing.

Questions and Answers About the Separation, page 25

Comment 21

Please define “‘regular-way’ market” where first used on page 28.

Response 21

Page 28 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Trading Between the Record Date and Distribution Date, page 37

Comment 22

Please define “‘ex-distribution’ market” where first used on page 37.

Response 22

We have added an earlier reference to this term and included defining language in connection with the first reference. See page 28 of Amendment No. 1.

Opinion of [    ], page 39

Comment 23

Please note that we will not be in a position to declare the registration statement effective until the form of opinion referenced in this section has been filed as Annex A to the information statement.

Response 23

We acknowledge your comment. The form of opinion will be added as Annex A to the information statement filed as part of a future pre-effective amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

Unaudited Pro Forma Combined Income Statement, page 48

Comment 24

Refer to your pro forma adjustment (3). Allocations of corporate costs should not be adjusted to include forward-looking information within the pro forma statement of operations. Please revise accordingly.

Response 24

Page 49 of Amendment No. 1 has been revised accordingly. We revised our pro forma financial statements to reflect the elimination of entry 3.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 25

Your disclosure on page F-9 indicates that for an interim period, some of your corporate functions will continue to be provided by First American under the transitions services agreement and that you will enter into a number of commercial agreements with First American in connection with the separation, many of which are expected to have terms longer than one year. You also disclose elsewhere that FinCo and InfoCo will provide each other with various services. Please disclose what these agreements specifically relate to and the fees to be paid by FinCo to First American. Effects of new agreements should be reflected in the pro forma financial statements only if amounts are factually supportable, directly attributable to the transaction, and expected to have a continuing impact on the statement of operations. Please revise accordingly, if applicable, or clarify why these amounts have not been included in your pro forma presentation.

Response 25

As disclosed, some of our corporate functions may be provided by First American under transition services agreements that will be in place after the separation. The fees paid under the agreements will likely vary based upon the amount of services actually utilized, which is currently unknown. We have not included any amounts related to the agreements in the pro- forma financial statements because we do not believe that any such amounts are “factually supportable” and expected to have an “ongoing impact on the financial statements.” We will continue to assess the potential impact of these arrangements as we finalize the terms of the agreements and make any material adjustments to the pro forma financial statements considered necessary.

As it relates to the ongoing commercial relationships that will be in place between FinCo and InfoCo, we do not anticipate any material changes to the results of operations for FinCo as a result of the separation and therefore we do not believe any adjustment to the pro forma financial statements is required.

Comment 26

On page 94, you disclose that each of FinCo and InfoCo will assume 50% of certain contingent and other corporate liabilities of First American, which include certain legal contingencies and actions. Please revise the pro forma financial statements accordingly or disclose, if true, that these liabilities are included in the historical financial statements of FinCo.

Mr. Jeffrey P. Riedler

February 12, 2010

Response 26

Currently, the contingent and corporate liabilities that FinCo and InfoCo will share in do not meet the probable and estimable criteria for accrual established by ASC Topic 450-20. As a result, no such amounts have been included in the historical or pro forma financial statements of FinCo. Page 44 of Amendment No. 1 has been revised to clarify this fact.

Results of Operations, years Ended December 31, 2008, 2007 and 2006, page 62

Title Insurance and Services, page 63

Comment 27

Please expand your disclosure on page 66 to discuss the “large single fraud loss from a closing protection letter claim involving multiple properties; higher-than-expected claims emergence for business from a large agent, and higher-than-expected claims emergence from a recently-acquired underwrite” in more detail.

Response 27

Page 66 of Amendment No. 1 has been revised accordingly.

Comment 28

Please advise us if the “single fraud loss” discussed in this section is part of an ongoing or unresolved process and if litigation is involved. If litigation is involved, please provide the information specified in Item 103 of Regulation S-K or, alternatively, provide your analysis as to why such disclosure is not required. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

Response 28

The single fraud loss involved litigation that was settled during 2007. It is not part of an ongoing or unresolved process. Accordingly, no disclosure is required pursuant to Item 103 of Regulation S-K.

Mr. Jeffrey P. Riedler

February 12, 2010

Net income (loss) and net income attributable to noncontrolling interests, page 70

Comment 29

Please expand your disclosure, where appropriate, to discuss the noncontrolling interests mentioned on page 70 and throughout the filing.

Response 29

Pages 70 and 75 of Amendment No. 1 have been revised accordingly.

Liquidity and Capital Resources, Years Ended December 31, 2008, 2007 and 2006, page 75

Comment 30

We note the following statement on page 77: “Due to our liquid-asset position and ability to generate cash flows from operations, we believe that our resources are sufficient to satisfy our anticipated operational cash requirements.” Please revise this statement to indicate how long you believe your resources will satisfy your anticipated cash requirements. Also, please make similar revisions to the same statement on page 78.

Response 30

Pages 77 and 79 of Amendment No. 1 have been revised accordingly.

Business, page 81

Comment 31

Please include a discussion in this section of the filing of the remaining noncontrolling interests in four companies purchased during the nine months ended September 30, 2009, referenced in Note 9 to the condensed combined financial statements on page F-80, if material.

Response 31

The acquisitions referenced in Note 9 to the condensed combined financial statements were acquisitions of small percentages of entities already majority owned and included in our combined financial statements. Accordingly, we believe that the current description of the business adequately incorporates these businesses. Additionally, we advise the staff that we have assessed the materiality of these acquisitions of noncontrolling interests in these companies, which involve modest amounts ($11.0 million in the aggregate), and concluded that they are not material such that they would warrant additional disclosure.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 32

Please expand your disclosure to discuss any arrangements you have with your off-shore service providers.

Response 32

Page 83 of Amendment No. 1 has been revised to include a reference to the ability of either party to terminate such arrangements upon 90 to 180 days notice. We believe that the additional disclosure, together with the disclosure included in the original Form 10, addresses all material arrangements with our global service providers.

Comment 33

We note your mention of international licenses held by the company on page 86. Please expand your disclosure to discuss these licenses in more detail, namely, to state in what countries the company is licensed to conduct business.

Response 33

We have revised the disclosure on page 87 of Amendment No. 1 to indicate that we are authorized to do business in thirty-nine countries. In addition, in the description of our international operations on page 86 of Amendment No. 1 we disclose that we conduct business in Canada and the United Kingdom. No other country is significant to an understanding of the Company’s business as a whole and therefore we have not enumerated the other countries in the Form 10.

Comment 34

We note your discussion of your competitors’ rankings in terms of largest providers of title insurance in the United States on page 87. Please revise your disclosure to estimate what ranking the company holds in relation to the named parties.

Response 34

Page 88 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 35

Please revise your disclosure to name the banking subsidiary discussed at the bottom of page 87 and the industrial bank discussed on page 88.

Response 35

Pages 88 and 89 of Amendment No. 1 have been revised accordingly.

Comment 36

We note the following statement on page 90: “Our home warranty business is subject to regulation in some states by insurance authorities and other regulatory entities.” Please revise your disclosure to name the “other regulatory entities” to which this statement refers.

Response 36

We advise you that the “other regulatory entities” referred to with respect to certain states are the Alaska Department of Community and Economic Development and the Texas Real Estate Commission. In each case these regulatory agencies are in lieu of, and not in addition to, the applicable state’s insurance authority. Accordingly, we have revised the disclosure on page 91 of Amendment No. 1 to reference regulation “in some states by insurance authorities or other applicable regulatory entities.”

Legal Proceedings, page 92

Comment 37

Please provide your analysis which led to your determination not to disclose the information specified in Item 103 of Regulation S-K as to the various ongoing lawsuits, investigations and proceedings involving your subsidiaries, title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

Mr. Jeffrey P. Riedler

February 12, 2010

Response 37

Each of the Company’s ongoing lawsuits, investigations and proceedings (i) primarily involve claims for damages wherein amounts involved, exclusive of interests and costs, do not exceed 10% of the Company’s current assets (both individually and aggregated with any other matters involving largely the same legal and factual issues) and/or (ii) are otherwise immaterial to the Company from both a quantitative and qualitative perspective. In our opinion, none of the proceedings involve significant damage to the Company’s reputation, nor would they result in significant limitations on the Company’s ability to carry out its business, generate revenue or raise cash. Other qualitative factors that would render the proceedings material are similarly absent.

Management, page 98

Comment 38

Please update the information in the table on page 98 as of the latest practicable date.

Response 38

We acknowledge your comment. Page 99 of Amendment No. 1 has been revised accordingly, and we intend to update such information in future pre-effective amendments.

Compensation Discussion and Analysis, page 116

Comment 39

Please note that your compensation discussion and analysis section should precede the compensation tables starting on page 103 of the filing, as it serves as an introduction to the information in the tables. Please revise the filing accordingly.

Response 39

Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 40

Please revise your disclosure to identify the outside compensation consultant engaged by First American to aid in compensation decisions.

Response 40

Page 105 of Amendment No. 1 has been revised accordingly.

Comment 41

We note the following statement on page 117: “The Committee reviews executive officer base salaries each year and makes any adjustments it deems necessary based on, among other factors, the overall performance of First American...” Please revise your disclosure to discuss all factors considered by the committee in making adjustments to each named executive officer’s base salary for the 2008 fiscal year.

Response 41

We have revised our disclosure in the second paragraph following the list of factors referenced in your comment to clarify that, with respect to 2008, the overriding factor in determining named executive officer base salaries was the difficult economic conditions faced by First American in 2007 and the equally uncertain economy in 2008. See Page 106 of Amendment No. 1.

Comment 42

Please revise your disclosure to explain why the committee reinstated Mr. Gilmore’s base salary to $650,000 on October 6, 2009.

Response 42

Page 106 of Amendment No. 1 has been revised accordingly.

Comment 43

Please revise your disclosure to quantify the ISG’s specified financial measurements, as discussed on page 119.

Mr. Jeffrey P. Riedler

February 12, 2010

Response 43

Page 107 of Amendment No. 1 has been revised accordingly.

Comment 44

We note the following statement on page 120: “The award agreements gave the Committee complete discretion to reduce the performance units to any lesser amount and the Committee did elect to make such reductions.” Please revise your disclosure to explain why the compensation committee elected to reduce the performance units to be awarded and to what amount the awards were reduced. Also, please explain why you expect the committee to make such a reduction when it determines actual 2009 annual incentive bonus amounts, as mentioned on page 121.

Response 44

Pages 108-109 of Amendment No. 1 has been revised accordingly. We believe that the revised disclosure also explains why we expected a similar reduction in the amount of performance units with respect to 2009 annual incentive bonus amounts, so we have not amended the disclosure on page 121 of the original filing.

Comment 45

Please revise your disclosure to identify the compensation surveys relied on by the committee, as discussed on page 124.

Response 45

Page 112 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 46

Please revise your disclosure to provide the target total compensation opportunities for each named executive officer, as mentioned on page 125.

Response 46

The components of total compensation include base salary, bonus and long term incentive restricted stock unit awards. With respect to base salary for 2008, the amounts are provided on page 106 of Amendment No. 1, including adjustments made thereto during the course of the year. With respect to bonus for 2008, target amounts are disclosed on page 107 of Amendment No. 1. With respect to long term incentive restricted stock units for 2008, maximum amounts awardable (there is no target amount) and actual amounts awarded are disclosed on page 110 of Amendment No. 1. Given that base salary generally is fixed at the beginning of the calendar year for the full year and can be adjusted at the discretion of the Compensation Committee and that long term incentive awards are subjectively determined by the Compensation Committee (though subject to a maximum established by the Compensation Committee at the beginning of the year), we believe that the annual bonus is the only element of Compensation that can be appropriately described as subject to a target, which has been disclosed.

Security Ownership of First American and FINCO, page 133

Comment 47

Please update the information in the tables provided on pages 133 and 134 to include information as of the most recent practicable date.

Response 47

We acknowledge your comment. Pages 135 and 136 of Amendment No. 1 have been revised accordingly, and we intend to update such information in future filings.

Description of Capital Stock, page 136

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws, page 137

Comment 48

Please expand your disclosure to discuss the limited circumstances under which stockholders may fill vacancies on the board of directors.

Mr. Jeffrey P. Riedler

February 12, 2010

Response 48

Pages 15 and 140 of Amendment No. 1 have been revised to clarify that, at the time of the separation, the Company’s board of directors will have the exclusive power to fill vacancies on its board of directors.

Comment 49

Please expand your disclosure to briefly discuss the advance notice procedures established under your bylaws with respect to stockholder proposals and the nomination of candidates for election as directors.

Response 49

Page 140 of Amendment No. 1 has been revised accordingly.

Indemnification of Directors and Officers, page 139

Comment 50

Please explain what a director’s duty of loyalty is where mentioned on page 139.

Response 50

Page 141 of Amendment No. 1 has been revised accordingly.

Comment 51

Please provide a brief description of the indemnification rights authorized by Delaware General Corporation Law, as discussed on page 139.

Response 51

Page 141 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Notes to Combined Financial Statements

Note 4. Debt and Equity Securities, page F-72

Comment 52

We noted that you adopted FSP FAS 115-2 in the first quarter of 2009. Please revise your condensed combined statements of income (loss) for the nine months ended September 30, 2009 accordingly and provide all the disclosures required by FSP FAS 115-2 paragraphs 35-43.

Response 52

Our condensed combined statement of income (loss) for the nine months ended September 30, 2009, provided on page F-63 of Amendment No. 1, has been revised to include additional detail related to other-than-temporary impairments on both equity and debt securities. Additionally, we reviewed the disclosures required by FSP FAS 115-2 paragraphs 35-43 and believe that after consideration of expansion of the condensed combined statement of income (loss) and the revisions discussed in the response to question 54 below, all material disclosures required by FSP FAS 115-2 have been included in the condensed combined financial statements and the notes thereto.

Comment 53

Please disclose the nature and type of assets underlying your mortgage-backed securities, for example the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance, as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response 53

We have added the requested disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis found on page 79 of Amendment No. 1. The additional disclosure is a recommended, rather than a required, disclosure under current generally accepted accounting principles: we believe it is more appropriate to add this disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis than to add it in the notes to our condensed combined financial statements . Page 79 of Amendment No. 1 has been revised accordingly.

Mr. Jeffrey P. Riedler

February 12, 2010

Comment 54

Provide the disclosure required by ASC Topic 320-10-50-6b regarding the information that you considered in reaching the conclusion that the $49 million of unrealized losses on Non-agency mortgage-backed and asset-backed securities are not other than temporarily at September 30, 2009. Individually significant unrealized losses should not be aggregated.

Response 54

We recognized total other-than-temporary impairments of $50.9 million associated with non-agency mortgage-backed and asset-backed securities for the nine months ended September 30, 2009. Of the total $50.9 million, we concluded that $10.6 million were credit related and therefore that balance was recognized in earnings for the nine months ended September 30, 2009 in accordance with ASC Topic 320-10-35-34. The remaining $40.3 million of other-than-temporary impairment losses were considered to be related to factors other than credit and are included in accumulated other comprehensive loss at September 30, 2009. Our gross unrealized losses on non-agency mortgage-backed and asset-backed securities at September 30, 2009 of $49.3 million was comprised of $40.3 million in other-than-temporary impairments and $9.0 million of impairments that were not considered to be other-than-temporary.

We believe that the revised income statement presentation on Page F-63 of Amendment No. 1 (see Response 52) further clarifies the amount of other-than-temporary impairment included in other comprehensive loss. Additionally, Pages 60, 79 and F-76 of Amendment No. 1 have been revised to enhance disclosure of the amounts included in other comprehensive loss related to other-than-temporary impairments.

If you should have any questions or further comments with respect to the Form 10, please direct them to Jeff Robinson at (714) 250-3787. Facsimile transmissions may be sent to (714) 250-3325.

Very truly yours,

/s/ Anthony S. Piszel
Anthony S. Piszel

Mr. Jeffrey P. Riedler

February 12, 2010

cc:	Sean P. Griffiths
Gibson, Dunn & Crutcher LLP
200 Park Ave., 47th Floor
New York, New York 10166

Brian Lane

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., N.W.

Washington, D.C. 20036